

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2011

Via E-mail
Mr. Ken Martin
Chief Executive Officer and Chief Accounting Officer
Hitor Group, Inc.
6513 132nd Ave NE #376
Kirkland, WA 98033

> RE: **Hitor Group, Inc.**
> **Form 8-K dated October 20, 2011**
> **Filed October 21, 2011**
> **Amendment No. 1 to Form 8-K dated October 20, 2011**
> **Filed November 22, 2011**
> **File No. 333-103986**

Dear Mr. Martin:

This letter is to confirm that we completed our review of your Form 8-K and the related amendment on November 23, 2011. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant